IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Allegheny Energy Supply Company, LLC
4350 Northern Pike
Monroeville, PA 15146-2841

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Gayle M. Hyman Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

On December 31, 2001, the Securities and Exchange Commission (the “SEC”) issued Release No. 35-27486 in File No. 70-9897 (the “Order”) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the “Company”) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the “Act”) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2004 through September 30, 2004 (“the current period”).

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.)	Computation under Rule 53 (a) setting forth the Company’s consolidated retained earnings and aggregate investment in all Exempt Wholesale Generators (“EWG’s”) and Foreign Utility Companies (“FUCOS”):

(in thousands)	September 30, 2004
Aggregate investment in EWG's and FUCOS	$129,168
Total consolidated retained deficit	$(86,070)
Ratio of aggregate investment to consolidated retained deficit	(150.1)%

b.)	Breakdown showing the Company’s aggregate investment in each individual EWG/FUCO project covered by the Order:

(in thousands)	September 30, 2004
Allegheny Energy Hunlock Creek, LLC	$15,061
AE Supply Gleason Generating Facility, LLC (Gleason)	31,868
AE Supply Wheatland Generating Facility, LLC (Wheatland)	26,500
AE Supply Lincoln Generating Facility, LLC (Lincoln)	36,525
Acadia Bay Energy Company, LLC	6,380
Buchanan Generation, LLC	2,594
Allegheny Energy Supply Company, LLC guarantee of Hunlock Creek, LLC	6,390
Allegheny Energy Inc. guarantees of Gleason, Wheatland, and Lincoln	3,750
Allegheny Energy Supply Company, LLC guarantee of Lincoln	100

Total aggregate investments in EWG's/FUCOS	$129,168

c.)	The consolidated capitalization ratio of the Company at the end of the current period:

(in thousands)	September 30, 2004
Common equity	$1,136,024	17.4%
Preferred stock	74,000	1.2%
Long-term and short-term debt	5,302,066	81.4%

Total Capitalization	$6,512,090	100.0%

d.)	The market-to-book ratio of the Company’s common stock at September 30, 2004 was 1.79.

e.)	New investments or commitments to invest in new EWG/FUCO projects during the current period:

                     None.

f.)	Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to “Other Subsidiaries” for the current period:

(in thousands)	Allegheny Energy, Inc.	EWG's And FUCO's
Retained deficit at July 1, 2004	$(3,268)	$(92,902)
Net (loss) income	(376,843)	(1,362)

Retained deficit at September 30, 2004	$(380,111)	$(94,264)

As defined in the Order, “Other Subsidiaries” refers to the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, d/b/a Allegheny Power, include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power). The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as “Utility Subsidiaries.”

g.)	Statement of revenues and net income for each EWG and FUCO for the twelve months ending September 30, 2004:

(in thousands)	Revenue		Net (Loss) Income
Allegheny Energy Hunlock Creek, LLC	$	---	$(16)
AE Supply Gleason Generating Facility, LLC		12,706	(439)
AE Supply Wheatland Generating Facility, LLC		11,135	(499)
AE Supply Lincoln Generating Facility, LLC		17,340	(674)
Acadia Bay Energy Company, LLC		--	327
Buchanan Generation, LLC		10,450	(1,084)

		$51,631	$(2,385)

h.)	Sales of common stock for the Company during the current period:

                     None.

i.)	The total number of shares of common stock issued during the current period under the Company’s share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

                     254,425 shares of the Company’s common stock were issued under the 401 K employee benefit plan.

j.)	Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period:

                     None.

k.)	Short term debt issued by the Company, including the term and amount, during the current period:

                     None.

l.)	Financings consummated by any Operating Company, during the current period which financings are not exempt under Rule 52:

                     None.

m.)	Financings consummated by AE Supply or any Other Subsidiary (see item (f) above) during the current period which financings are not exempt under Rule 52:

                     None.

n.)	Financings consummated by any Operating Company (see item (f) above) during the current period under the exemption provided by Rule 52:

                     None.

o.)	Financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule 52:

                     None.

p.)	The notional amount and principal terms of any Instruments (as defined in the Order) to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

                     None.

q.)	The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

                     None.

r.)	Consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period.

The Company’s balance sheet is incorporated by reference to the Company’s Form 10-Q for September 30, 2004, File No. 1-267.

November 29, 2004	Allegheny Energy, Inc. BY: /S/ THOMAS R. GARDNER —————————————— Thomas R. Gardner Vice President, Controller & Chief Accounting Officer